UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a)

and Amendments Thereto Filed Pursuant to §240.13d-2(a)

(Amendment No. 2)

ULURU INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90403T209

(CUSIP Number)

Bradley J. Sacks

Centric Capital Ventures LLC

c/o Wiggin and Dana LLP

Attn: Scott L. Kaufman

450 Lexington Avenue, 38th Floor

New York, New York 10017

(212) 551-2600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209	SCHEDULE 13D

1.	Names of Reporting Persons Centric Capital Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 552,960

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 552,960

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,960

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

1

13.	Percent of Class Represented by Amount in Row (11) 0.9%[1]

14.	Type of Reporting Person (see instructions) OO

1 Based upon 62,974,431 shares of Common Stock outstanding as of March 30, 2016, as provided to the Reporting Person by ULURU Inc. This number of outstanding shares gives effect to the issuance of 25,245,442 shares of Common Stock by ULURU Inc. under the Stock Purchase Agreement, dated as of March 29, 2016 (the “2016 Stock Purchase Agreement”), and does not include shares underlying the warrants issued under this agreement or any other outstanding derivative securities. In accordance with SEC Rule 13d-3, the shares reported as owned by the Reporting Person and the percentage ownership of the Reporting Person assume that the shares underlying the warrant to purchase 266,480 shares of Common Stock acquired by Centric Capital Ventures LLC under the 2016 Stock Purchase Agreement are deemed issued to Centric Capital Ventures LLC (and increase the number of shares of Common Stock deemed to be outstanding) but all other warrants issued under the 2016 Stock Purchase Agreement remain unexercised.

2

CUSIP No. 90403T209	SCHEDULE 13D

1.	Names of Reporting Persons Bradley J. Sacks

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 552,960

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 552,960

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,960

3

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%[2]

14.	Type of Reporting Person (see instructions) IN

2 Based upon 62,974,431 shares of Common Stock outstanding as of March 30, 2016, as provided to the Reporting Person by ULURU Inc. This number of outstanding shares gives effect to the issuance of 25,245,442 shares of Common Stock by ULURU Inc. under the Stock Purchase Agreement, dated as of March 29, 2016 (the “2016 Stock Purchase Agreement”), and does not include shares underlying the warrants issued under this agreement or any other outstanding derivative securities. In accordance with SEC Rule 13d-3, the shares reported as owned by the Reporting Person and the percentage ownership of the Reporting Person assume that the shares underlying the warrant to purchase 266,480 shares of Common Stock acquired by Centric Capital Ventures LLC under the 2016 Stock Purchase Agreement are deemed issued to Centric Capital Ventures LLC (and increase the number of shares of Common Stock deemed to be outstanding) but all other warrants issued under the 2016 Stock Purchase Agreement remain unexercised.

4

CUSIP No. 90403T209	SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by Centric Capital Ventures LLC, a Delaware limited liability company (“Centric Capital”), and Bradley J. Sacks, (“B Sacks”), the Managing Member of Centric Capital, with respect to ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”), and amends and supplements the Schedule 13D filed on April 2, 2015, as amended by Amendment No. 1 filed on July 29, 2015 (the “Original Schedule 13D” and together with this Amendment No. 2, the “Schedule 13D”). Centric Capital and B Sacks are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Centric Capital, Michael I. Sacks (“M Sacks”), certain other investors (the “Other Investors”) and ULURU entered into a Stock Purchase Agreement, dated as of March 29, 2016 (the “2016 Stock Purchase Agreement”), with respect to the sale by the Company of $1.8 million of shares of Common Stock, together with warrants to purchase one share of Common Stock for each share of Common Stock purchased under the 2016 Stock Purchase Agreement. Under the 2016 Stock Purchase Agreement, M Sacks purchased 14,025,245 shares of Common Stock and Centric Capital purchased 266,480 shares of Common Stock at a purchase price of $0.0713 per share, for an aggregate purchase price of $1.0 million and $19,000, respectively. The closing under the 2016 Stock Purchase Agreement was held on March 30, 2016. In connection with the purchase of shares of Common Stock under the 2016 Stock Purchase Agreement, ULURU issued to M Sacks, for no additional consideration, a warrant to purchase 14,025,245 shares of Common Stock at an exercise price of $0.0871 per share (the “Sacks Warrant”) and issued to Centric Capital, for no additional consideration, a warrant to purchase 266,480 shares of Common Stock at an exercise price of $0.0871 per share (the “Centric Warrant,” and together with the Sacks Warrant, the “Warrants”). The Warrants will be exercisable at any time, and from time to time, in whole or in part, through March 30, 2021.

The terms of the 2016 Stock Purchase Agreement and the Warrants, including the purchase price for the shares of Common Stock purchased thereunder and the exercise price, were set by ULURU and certain Other Investors. Neither M Sacks, Centric Capital nor B Sacks, the Chairman of the Board of Directors of ULURU, Managing Member of Centric Capital, and the son of M Sacks, was involved with such negotiations.

5

Other than as described above or elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

 Item 5(a), (b) and (c) of the Schedule 13D are amended and supplemented as follows:

 (a)     Centric Capital directly beneficially owns 552,960 shares of Common Stock, which includes 266,480 shares of Common Stock issuable upon exercise of the Centric Warrant, and by virtue of his control of Centric Capital as its Managing Member, B Sacks is deemed to beneficially own such 552,960 shares of Common Stock, representing 0.9% of the outstanding shares of Common Stock.

M Sacks beneficially owns 30,050,490 shares of Common Stock, which includes 14,025,245 shares of Common Stock issuable upon exercise of the Sacks Warrant, representing 39.0% of the outstanding shares of Common Stock.

The foregoing percentages are based upon 62,974,431 shares of Common Stock outstanding as of March 30, 2016, as provided to the Reporting Persons by ULURU. This number of outstanding shares gives effect to the issuance of 25,245,442 shares of Common Stock by ULURU under the 2016 Stock Purchase Agreement and does not include shares underlying the warrants issued under this agreement or any other outstanding derivative securities. In accordance with SEC Rule 13d-3, the shares reported as owned by the Reporting Persons and the percentage ownership of the Reporting Persons assume that the shares underlying the Centric Warrant are deemed issued to Centric Capital (and increase the number of shares of Common Stock deemed to be outstanding) but all other warrants issued under the 2016 Stock Purchase Agreement remain unexercised.

The Reporting Persons disclaim any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by M Sacks.    Any information regarding M Sacks described in this Schedule 13D is based on information provided by M Sacks to the Reporting Persons.

B Sacks, Centric Capital and M Sacks may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

 (b)         Centric Capital has sole voting and dispositive power over 552,960 shares of Common Stock, which includes 266,480 shares of Common Stock issuable upon exercise of the Centric Warrant, which shares are deemed to be beneficially owned by B Sacks by virtue of his control of Centric Capital as its Managing Member.

M Sacks has sole voting and dispositive power with respect to the 30,050,490 shares of Common Stock he beneficially owns, which includes 14,025,245 shares of Common Stock issuable upon exercise of the Sacks Warrant.

6

(c)           Except as described in Item 4 of this Amendment No. 2, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past 60 days and to the knowledge of the Reporting Persons, no transactions in the shares of Common Stock have been effected by M Sacks during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding thereto the information contained in Items 4 and 5 of this Amendment No. 2 and as follows:

References to and descriptions of the 2016 Stock Purchase Agreement and the Warrants included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement and the form of Warrant attached hereto as Exhibits 99.1 and 99.2, and each is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

99.1	Stock Purchase Agreement dated as of March 29, 2016 by and between ULURU Inc. and the investors who have executed a counterpart signature page thereto.

99.2	Form of ULURU Inc. Common Stock Purchase Warrant

7

CUSIP No. 90403T209	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2016

/s/ Bradley J. Sacks
Bradley J. Sacks

CENTRIC CAPITAL VENTURES LLC

	By:	/s/ Bradley J. Sacks
Bradley J. Sacks
Managing Member

8